Exhibit 1

Japan International Cooperation Agency

This description of Japan International Cooperation Agency is dated August 31, 2023 and appears as Exhibit 1 to its Annual Report on Form 18-K filed with the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF JAPAN INTERNATIONAL COOPERATION AGENCY.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Japan International Cooperation Agency (“JICA”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to JICA is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and other amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. You may also request a copy of such Annual Report, exhibits and amendments thereto and other information mentioned above by writing or calling JICA. Written requests for such documents should be directed to Japan International Cooperation Agency, Nibancho Center Building 5-25, Niban-cho, Chiyoda-ku, Tokyo 102-8012, Japan, Attention: Budget for Finance and Investment Account, and Capital Markets Division, Treasury, Finance and Accounting Department, JICA, Japan. JICA’s telephone number is 81-3-5226-9279. Such Annual Report, exhibits and other amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document, all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on August 28, 2023 as reported by the Bank of Japan at 5:00 p.m., Tokyo time, was 146.54 = $1.00, and the noon buying rate on August 25, 2023 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was 146.38 = $1.00.

References in this document to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

References in this document to “JICA” are to “Japan International Cooperation Agency”.

Figures in tables included in this document may not add up to totals due to rounding.

PRESENTATION OF FINANCIAL INFORMATION

The fiscal year end of JICA is March 31. JICA’s financial statements have been prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan, which may differ in certain respects from accounting principles for business enterprises generally accepted in Japan.

JICA’s operations are separated into two categories for accounting purposes pursuant to Article 17 of the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency (the “JICA Act”): (a) a General Account, which is largely funded by management grants from the Japanese government, and (b) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA from loans disbursed.

The following financial statements are contained in the Annual Report on Form 18-K filed with the Commission of which this document is a part: (i) the annual audited balance sheet as of March 31, 2023, the related audited statements of administrative service operation cost, income, changes in net assets and cash flows for the fiscal year ended March 31, 2023, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the General Account of JICA and (ii) the annual audited balance sheet as of March 31, 2023, the related audited statements of administrative service operation cost, income, changes in net assets and cash flows for the fiscal year ended March 31, 2023, and the significant accounting policies, notes and detailed statements relating thereto, all in respect of the Finance and Investment Account of JICA.

JICA’s general policy is to consider engaging a new auditor every five years, and JICA has engaged Ernst & Young ShinNihon LLC to audit its financial statements since the fiscal year ended March 31, 2018. Ernst & Young was selected after a competitive bidding process involving multiple auditor candidates, including JICA’s immediately prior auditor.

JAPAN INTERNATIONAL COOPERATION AGENCY

Overview

JICA is an incorporated administrative agency established in October 2003 pursuant to the Act on General Rules for Incorporated Administrative Agencies and the JICA Act. JICA’s main objective is to contribute to the promotion of international cooperation as well as the sound development of the Japanese and global economy by supporting the socioeconomic development, recovery or economic stability of developing regions. Following an overhaul in October 2008 (see “—History”), JICA is currently the sole implementing agency for all major Japanese Official Development Assistance (“ODA”) schemes, which are separated into three categories—Technical Cooperation, Grant Aid and Finance and Investment (see “—Operations”).

JICA is entirely owned by the Japanese government and is subject to control and supervision by the Minister for Foreign Affairs of Japan and the Minister of Finance of Japan. As of March 31, 2023, government investment by Japan contributed to ¥8,296 billion of net assets on the balance sheet of JICA’s Finance and Investment Account and the capital ratio, calculated as total net assets divided by total assets, was 66.01%.

History

JICA’s origins can be traced back to January 1954, with the establishment of the Federation of Japan Overseas Associations. In subsequent years, the Society for Economic Cooperation in Asia, Japan Emigration Promotion, Co., Ltd., Overseas Technical Cooperation Agency, Japan Emigration Service and Japan Overseas Cooperation Volunteers were established, each with the objective of fostering international cooperation. JICA was originally established in May 1974 as a special public institution (“Former JICA”) with the promulgation of the Act of Japan International Cooperation Agency. In December 2001, a reorganization and rationalization plan for special public institutions was announced by the Japanese government. Included in this reform plan was a measure transforming JICA into an incorporated administrative agency. This was put into effect by the JICA Act, and Former JICA was re-established as an incorporated administrative agency in October 2003.

Separately, in December 1960, the Overseas Economic Cooperation Fund Law was promulgated, pursuant to which the Overseas Economic Cooperation Fund was established to take over management of the Southeast Asia Development Cooperation Fund from the Export-Import Bank of Japan (“JEXIM”). In April 1999, the Japan Bank for International Cooperation Law was promulgated, and the Japan Bank for International Cooperation (“JBIC”) was established, which succeeded the operations of the Overseas Economic Cooperation Fund and JEXIM.

JICA, in its current form, was established in October 2008 following the enactment in November 2006 of the Act for Partial Amendments to the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency. Pursuant to such Act, the operations of Former JICA, Finance and Investment previously managed by JBIC and a portion of Grant Aid provided by the Ministry of Foreign Affairs of Japan (“MOFA”) were succeeded by JICA. MOFA remains responsible for directly providing Grant Aid in conjunction with the execution of diplomatic policies.

Mission and Vision

JICA announced its current mission (“JICA, in accordance with the Development Cooperation Charter, will work on human security and quality growth”) and vision (“Leading the world with trust”) in July 2017, in light of the changing international relations. JICA will seek to achieve its mission and vision by committing itself to achieving them with pride and passion, immersing itself in the relevant site (gemba) and working together with people on-site, planning and acting strategically with broad and long-term perspective, bringing together diverse wisdom and resources, and thinking innovatively to bring about unprecedented impact. JICA, with its partners, will seek to take the lead in forging bonds of trust across the world, aspiring for a free, peaceful and prosperous world where people can hope for a better future and explore their diverse potential.

Strategy

Mid-Term Objectives and Plan

In accordance with Article 30, Paragraph 1 of the Act on General Rules for Incorporated Administrative Agencies, JICA has established a mid-term plan for achieving its mid-term objectives during the five-year period that commenced on April 1, 2022. Operation focuses for JICA’s mid-term objectives and plans include, among others:

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addressing key development agendas, such as achieving “quality-growth” and poverty eradication through such growth, sharing universal values and realizing a peaceful and secure society, building a sustainable and resilient international community by addressing global challenges; and

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realizing the vision of a “Free and Open Indo-Pacific (FOIP)”, human resource development of future leaders of developing countries through “JICA Development Studies Program” and other programs, addressing climate change and environment conservation and contributing to Japan’s socio-economic revitalization and globalization.

Sustainable Development Goals

JICA has been working to contribute to peace, stability and the prosperity of the international community. JICA intends to proactively contribute to achieving the Sustainable Development Goals (SDGs), adopted at the UN summit in 2015, through its leadership.

JICA plans to play a key role in achieving the SDGs, making use of Japan’s own experience in the socio-economic development of Japan and in cooperation for the development of the international community. Specifically, JICA plans to play a key role in achieving goals for zero hunger, health, education, water/sanitation, energy, economic growth, industry/infrastructure, sustainable cities, climate actions and forests/biodiversity.

Recent Developments

Response to COVID-19

The rapid spread of COVID-19 has threatened the health and livelihoods of people across the world. The pandemic has damaged global economies, pushed millions of additional people into extreme poverty and negatively impacted future generations by disrupting their opportunities to receive education. Under JICA’s mission to achieve “human security”, JICA has long contributed to efforts for improving healthcare systems in developing countries including measures to combat infectious diseases. In the early twentieth century, Dr. NOGUCHI Hideyo, a Japanese scientist, worked hard to find the major causes of disease transmission. In his name, Ghana established the Noguchi Memorial Institute for Medical Research with Japan’s cooperation, including JICA’s technical support since 1986. This institute has not only conducted 80% of Ghana’s PCR testing to diagnose COVID-19 at the peak of its pandemic, but has also been training laboratory technicians in West Africa.

JICA has been responding to the urgent needs of developing countries under the unprecedented global crisis caused by the COVID-19 pandemic by fully utilizing its human resources and organizational networks, which have been developed over the years of its operations. JICA’s initiatives include provision of cold-chain equipment for transporting vaccines, supporting local production of safe PPE (personal protective equipment) for health workers, provision of water treatment chemicals, raising community awareness for hygiene and sanitation and capacity enhancement for testing and diagnosis. In addition, graduates of JICA’s training program are addressing the COVID-19 pandemic in their assigned countries.

As of March 31, 2023, JICA had extended COVID-19 Crisis Response Emergency Support Loans to 21 countries totaling around ¥604.8 billion in the aggregate, pursuant to which it aims to mitigate the negative social and economic impact of the COVID-19 pandemic by providing budgetary support.

JICA also launched “JICA’s Initiative for Global Health and Medicine” to strengthen its work in protecting people’s lives while supporting Japan’s development policy and international efforts to achieve the pledge of “leaving no one’s health behind.” Under this initiative, JICA will take a holistic approach by focusing on prevention, precaution and treatment, and plans to provide support for infrastructural development by leveraging Japan’s experiences.

Response to Crisis in Ukraine

JICA provides emergency measures, based on the policy of the Japanese government, to Ukraine, which is facing a crisis due to the military invasion. In fiscal year 2022, JICA provided budgetary support of ¥78 billion in the form of “Emergency Economic Recovery Development Policy Loan” to the Ukrainian government. In addition, JICA has also been continuing its support for urgent recovery and reconstruction of destroyed infrastructures through various technical cooperation and a grant aid project. For instance, by technical cooperation, JICA supports the Ukrainian government to enhance capacity for detection and clearance of land mines as well as to prepare master plans on recovery and reconstruction for several severely damaged cities. By grant aid, a comprehensive package amounting to ¥75.5 billion for urgent recovery is to be provided for Ukraine, including provision of equipment for detection and clearance of mines, machines for clearance of debris of destroyed infrastructure and buildings, public transportation, energy supply, water supply and sanitation, healthcare, education, agriculture and others.

Measures to Address Climate Change

In its sustainability report published in November 2022, JICA outlined the following strategies, measures and policies to address climate change.

As a key partner to developing countries, JICA aims to lead sustainable development by promoting climate cooperation in support of transitioning to a decarbonized and climate-resilient society. Through these efforts, JICA contributes to the achievement of the Paris Agreement, which is an international treaty for achieving the objectives of the United Nations Framework Convention on Climate Change (UNFCCC); other multilateral environmental/climate-related conventions (such as the Convention on Biological Diversity, a legal framework for the conservation of biological diversity, the sustainable use of the components of biological diversity and the fair and equitable sharing of the benefits arising out of the utilization of genetic resources; the United Nations Convention to Combat Desertification, a legal framework set up to address desertification and the effects of drought; and the Sendai Framework for Disaster Risk Reduction, which provides United Nations Member States with concrete actions to protect development gains from the risk of disaster); associated SDGs; and other related initiatives led by the Japanese government (notably, the Osaka Blue Ocean Vision, through which Japan aims to reduce additional pollution by marine plastic litter and supports developing countries’ efforts in connection with the same).

Specifically, JICA has set forth the following actions as a focus:

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Promoting implementation of the Paris Agreement by supporting developing partner countries in the planning and implementation of climate change policies and measures, along with the development of greenhouse gas (GHG) inventories and transparency frameworks, as well as by facilitating access to climate finance.

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Advancing co-benefit climate change solutions that contribute to both addressing development challenges and combating climate change by promoting projects in the following sectors: energy, urban development, transportation, forest and other natural environment conservation, agriculture, environmental management, disaster prevention, water resource management, and healthcare.

JICA has also made efforts to combat climate change, including through sector specific strategies in the energy and agriculture sectors.

With respect to project implementation, JICA emphasizes measures including:

•	Collaboration with various stakeholders;

•	Mobilizing additional finance (via collaboration with the private sector or other funding sources, such as the Green Climate Fund (GCF));

•	Utilizing knowledge and technology from Japan and other countries;

•	Strategic dissemination of information;

•	Inter-city and intra-regional collaboration/cooperation; and

•	Innovation, such as via digital transformation (DX).

JICA identifies and assesses climate risks (hazards, exposures, and vulnerabilities) in its cooperation projects and considers necessary measures at the project formulation stage. Specifically, the “JICA Climate Finance Impact Tool” (JICA Climate-FIT), which is a methodology that aims to grasp the business effects of projects supported by JICA, is used by JICA to assess the climate risk of all of its projects and to examine the possibility of incorporating activities that further strengthen climate change countermeasures, such as mitigation and adaptation. In the project planning stage, JICA may provide assistance through its preparatory surveys, which are undertaken at the preparation stage of a project, either to set a development goal for cooperation and draft suitable cooperation scenarios for attaining such goal or to identify and formulate individual projects and basic plans for such projects. In addition to other procedures related to climate risk, JICA also enhances the climate-related capacity of recipient countries through measures such as improving institutional frameworks, policies and its enforcement capacity through first-hand technical cooperation.

As indicated by the G7 Leaders’ Communiqué from the June 2022 meeting of the Leaders of the Group of Seven (G7), Japan has ended new direct government support for unabated international thermal coal power generation by the end of 2021. In addition, recognizing the importance of national security and geostrategic interests, Japan committed to end new direct public support for the international unabated fossil fuel energy sector by the end of 2022, except in limited circumstances clearly defined by each country consistent with a 1.5°C warming limit and the goals of the Paris Agreement.

JICA operates in accordance with such Japanese government policies.

Funding

Funding Track Record

See the table described in “Business—Funding” below for the information on funding track record.

BUSINESS

Operations

Since its launch as a renewed organization in October 2008, JICA has become the sole implementing agency for all major Japanese ODA schemes: Technical Cooperation, Grant Aid and Finance and Investment.

Background to ODA in Japan

Various organizations and groups, including governments, international organizations, non-governmental organizations (“NGOs”) and private companies, carry out economic cooperation to support socioeconomic development in developing countries. The financial and technical assistance that governments provide to developing countries as part of this economic cooperation are referred to as ODA.

ODA is broadly classified into two types: bilateral aid and multilateral aid. Multilateral aid consists of financing and financial contributions to international organizations, while bilateral aid is provided in three forms: Technical Cooperation, Grant Aid and Finance and Investment. In addition, other schemes of bilateral aid include the dispatch of volunteers.

In recent years, developed countries in Europe and North America have expanded ODA as a means of strengthening the efforts to address global issues such as climate change and poverty reduction. Furthermore, new donor countries including the People’s Republic of China and the Republic of Korea have emerged. Japan, conversely, has decreased its ODA budget as a result of its severe financial circumstances.

In view of this international situation as well as the flow of domestic administrative reforms, the Japanese government has undertaken reforms that strategize ODA policies and strengthen implementation systems with the objective of further raising the quality of its ODA. With the aim of integrating ODA implementation organizations as part of these reforms, Overseas Economic Cooperation Operations of JBIC and Grant Aid Operations of MOFA (excluding those which MOFA continues to directly implement for the necessity of diplomatic policy) were transferred to JICA as of October 1, 2008, thereby creating a “New JICA”. See “—History”. Through this integration, the three schemes of assistance have become organically linked under a single organization, which better enables JICA to provide effective and efficient assistance.

JICA’s ODA

The principal schemes of ODA carried on by JICA are outlined below. JICA’s operations are separated into two categories for accounting purposes pursuant to Article 17 of the JICA Act: (a) a General Account, which is largely funded by management grants from the Japanese government, and (b) a Finance and Investment Account, which is funded through capital contributions and borrowings from the Japanese government, bonds issued to investors and interest and revenues generated by JICA. JICA’s Technical Cooperation and Grant Aid activities are carried on through its General Account. JICA’s Finance and Investment activities are carried on through its Finance and Investment Account.

Technical Cooperation

Technical Cooperation draws on Japan’s technology, knowhow and experience to nurture the human resources who will promote socioeconomic development in developing countries. Moreover, through collaboration with partner countries in jointly planning a cooperation plan suited to local situations, Technical Cooperation supports the development and improvement of technologies that are appropriate for the actual circumstances of these countries, while also contributing to raising their overall technology levels and setting up new institutional frameworks and organizations. These enable partner countries to develop problem-solving capacities and achieve economic growth.

Total Technical Cooperation expenditures (excluding management expenses and including expenses of technical assistance related to ODA Loans under Finance and Investment budget) for the fiscal year ended March 31, 2023 were ¥175.2 billion.

The following table provides breakdowns of JICA’s Technical Cooperation operations in terms of expenditures (excluding management expenses) by geographical region and sector for JFY 2022:

Technical Cooperation

JFY 2022
(%)
Distribution by Region
Asia	29.8
Africa	19.3
North and Latin America	6.4
Middle East	4.3
Pacific	2.4
Europe	2.2
Others	35.4

Total	100.0

Distribution by Sector
Public Works and Utilities	19.4
Agriculture, Forestry and Fisheries	10.9
Human Resources	9.9
Health and Medical Care	8.4
Planning and Administration	6.9
Business and Tourism	3.8
Energy	2.9
Social Welfare	1.6
Mining and Industry	1.0
Others	35.2

Total	100.0

Technical Cooperation includes acceptance of training participants, dispatch of experts, provision of equipment and implementation of studies aimed at supporting policymaking and planning of public works projects.

Grant Aid

Grant Aid, which is an assistance method that provides necessary funds to promote socioeconomic development, is financial cooperation with developing countries with no obligation for repayment. Particularly in developing countries with low income levels, Grant Aid is broadly implemented for building hospitals, bridges and other socioeconomic infrastructure, as well as for promoting education, HIV/AIDS programs, children’s healthcare and environmental activities, which directly support the improvement of living standards.

Assistance is given to development projects that are essential in developing countries’ nation building, including: construction of hospitals or schools and increasing access to safe water supply to satisfy basic human needs; improvement of irrigation systems to promote development of communities and agricultural productivity; construction of roads and bridges to build socio-economic foundations; building facilities to promote environmental conservation; and developing human resources. In recent years, assistance has also been provided for peacebuilding, developing business environments, disaster prevention and reconstruction after disasters, and measures to cope with climate change. Where necessary, technical guidance for operation and maintenance (soft components) is also provided, so that the facilities and other systems financed by Grant Aid are sustainably managed.

New agreements under JICA’s Grant Aid operations for the fiscal year ended March 31, 2023 totaled ¥119.2 billion.

The following table provides breakdowns of JICA’s Grant Aid operations in terms of total agreement amount by geographical region and sector for JFY 2022:

Grant Aid

JFY 2022
(%)
Distribution by Region
Asia	38.8
Africa	31.6
Europe	21.1
North and Latin America	4.3
Pacific	3.4
Middle East	0.8

Total	100.0

Distribution by Sector
Public Works and Utilities	35.5
Planning and Administration	21.3
Health and Medical Care	16.5
Human Resources	10.0
Agriculture, Forestry and Fisheries	9.0
Energy	4.1
Social Services	1.5
Others	2.1

Total	100.0

Finance and Investment

Finance and Investment supports the efforts of developing countries to advance by providing these nations with the capital necessary for development under long-term and substantially lower interest rates than commercial rates. The primary types of Finance and Investment are ODA Loans and Private Sector Investment Finance (“PSIF”):

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ODA Loans promote efficient use of the borrowed funds and appropriate supervision of the relevant projects, bolstering the developing countries’ ownership in the development process. ODA Loans are divided into Project-type Loans (including Project Loans, which account for the largest portion of ODA Loans, and finance projects such as roads, power plants, irrigation, water supply and sewerage facilities) and Non-Project Loans (including Program Loans, which support the implementation of national strategies and poverty reduction strategies and Commodity Loans, which provide settlement funds for urgent and essential imports of materials). In addition, JICA developed sovereign-based lending denominated in U.S. dollars to developing countries beginning in JFY 2016.

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Private Sector Investment Finance aims to stimulate economic activity and improve the living standards of people in developing countries through equity investments and loans for projects undertaken in developing countries by the private sector.

ODA Loans in particular enable the provision of finance in larger amounts compared with Technical Cooperation or Grant Aid. Thus, this form of aid has been well utilized for building large-scale basic infrastructures in developing countries.

JICA applies preferential terms for certain sectors and fields, namely: global environmental problems and climate change, health and medical care and services, disaster prevention and reduction, and human resource development.

Unlike Technical Cooperation or Grant Aid, Finance and Investment requires full repayment by the recipient country, which encourages the beneficiary country to focus closely on the importance and priority of projects and to make efforts to allocate and utilize the funds as efficiently as possible. In addition, as an ODA Loan is financial assistance with a repayment obligation, this method of assistance places a relatively small fiscal burden on the Japanese government and represents a sustainable instrument for ODA.

New Finance and Investment commitments for the fiscal year ended March 31, 2023 totaled ¥2,450.6 billion.

The following table provides breakdowns of JICA’s Finance and Investment operations in terms of commitment amount by geographical region and sector for JFY 2022:

Finance and Investment

(ODA Loans and PSIF)

JFY 2022
(%)
Distribution by Region
Asia	74.4
Middle East	11.1
North and Latin America	6.7
Africa	4.6
Europe	3.2
Others	0.1

Total	100.0

Distribution by Sector
Transportation	64.8
Program Loans	16.5
Electric Power and Gas	10.2
Social Services	3.8
Agriculture, Forestry and Fisheries	2.1
Irrigation and Flood Control	0.8
Mining and Industry	0.1
Others	1.8

Total	100.0

Scale of Japan’s and JICA’s ODA Programs in Recent Years

In the year ended December 31, 2022, calculated according to the Grant Equivalent System*, Japan’s total ODA disbursements amounted to U.S.$17,475 million (¥2,296.8 billion) (provisional amount). Of this total, Grant Aid accounted for U.S.$3,247 million (¥426.8 billion), Technical Cooperation U.S.$2,366 million (¥310.9 billion), Finance and Investment U.S.$9,258 million (¥1216.7 billion) (the grant equivalent) and Contributions and Subscriptions to International Organizations U.S.$2,605 million (¥342.4 billion) (the grant equivalent).

*The Grant Equivalent System records the amount of a loan aid equivalent to a grant as an actual ODA disbursement. The grant equivalent is calculated by applying the terms of the loan, such as the amount of loan provided, interest rate, and repayment period, to a formula. The more concessional the terms of the loan are, the larger the grant equivalent is. This system measures Japan’s actual loan aid more accurately compared to the net flow system, which was the standard used by the Development Assistance Committee (DAC) of the Organisation for Economic Co-operation and Development (OECD) until 2017. (Under the Grant Equivalent System, the full amount of the loan is recorded; on the other hand, repaid amounts are counted as negative.)

With respect to JICA’s operations in the fiscal year ended March 31, 2023, Technical Cooperation implemented by JICA amounted to ¥175.2 billion, a decrease of 8.7% from the previous fiscal year. With respect to Grant Aid, which JICA began implementing from October 2008, JICA implemented 94 projects amounting to ¥119.2 billion (grant agreement amount). Within Finance and Investment, ODA Loans were provided through 46 projects amounting to ¥2,323.9 billion (commitment basis), while the Private-Sector Investment Finance amount totaled ¥126.7 billion (commitment basis) for 21 projects.

The table below sets forth trends in the scale of JICA’s programs for Technical Cooperation, Finance and Investment Commitments and Grant Aid for the past ten years:

Trends in Technical Cooperation, Finance and Investment Commitments and Grant Aid

	JFY 2013	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022

	(in billions of yen)
Technical Cooperation Disbursements for the Past Ten Years	¥177.3	¥176.4	¥191.7	¥207.7	¥192.3	¥190.1	¥175.1	¥131.6	¥191.8	¥175.2
Finance and Investment Commitment Amounts for the Past Ten Years	985.8	1,015.9	2,260.9	1,485.8	1,888.4	1,266.1	1,523.2	1,566.6	1,274.7	2,450.6
Grant Aid for the Past Ten Years(1)	117.9	110.2	124.5	99.0	135.3	102.7	79.0	71.7	69.5	119.2

Note:

(1)	Equal to the maximum amount of newly concluded Grant Agreements, pursuant to statistical standards that were revised from JFY 2021. Figures for past fiscal years have been retroactively revised.

JICA’s Path for Development Activities

JICA will develop and implement specific programs and projects based upon the Development Cooperation Charter, which was endorsed by the Japanese government in February 2015 and revised in June 2023. The revised Charter sets out three priority policies: (i) “quality growth” in the new era and poverty eradication through such growth; (ii) realization of peaceful, secure and stable societies, and maintenance and strengthening of a free and open international order based on the rule of law; and (iii) leading international efforts to addressing increasingly complex and serious global issues.

JICA’s Development Cooperation Achievements

In carrying out development activities in line with the Development Cooperation Charter, JICA draws on its track record of accomplishments achieved through the provision of ODA Loans. During the ten-year period from JFY 2012 to JFY 2021, JICA provided ODA Loans for construction and other infrastructure projects that have contributed to the following achievements, as determined in ex-post evaluations of the relevant projects:

•	Access to safe water (SDGs Goal 6). Provided access to safe drinking water to approximately 71.36 million people in developing countries;

•	Flood control system (SDGs Goal 11). Protected approximately 3.88 million people in developing countries from natural disaster risk;

•	Airport facilities (SDGs Goal 9). Met the air transportation needs of approximately 30.15 million people in developing countries on an annual basis;

•	Railroad facilities (SDGs Goal 9). Met the rail transportation needs of approximately 1.63 billion people in developing countries on an annual basis;

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Roads (SDGs Goal 9). Constructed approximately 4,485 km of new roads and repaired approximately 16,895 km of existing roads in developing countries, contributing to traffic volumes of approximately 1.93 million vehicles per day on such roads in the aggregate;

•	Sea ports (SDGs Goal 9). Constructed sea port facilities in developing countries with capacity to handle approximately 326.56 million tons of freight on an annual basis;

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Access to electricity (SDGs Goal 7). Met power generation needs in developing countries through the supply of 36,158 GWh of electricity per year (equivalent to the electricity consumption needs of approximately 13.22 million people on an annual basis based on worldwide averages in 2015); and

•	Forestation (SDGs Goal 15). Supported forestation efforts in developing countries on the scale of approximately 2.79 million ha.

Sustainable Development Goals

JICA has been working to contribute to peace, stability and the prosperity of the international community. JICA intends to proactively contribute to achieving the Sustainable Development Goals (SDGs), adopted at the UN summit in 2015, through its leadership.

JICA plans to play a key role in achieving the SDGs, making use of Japan’s own experience in the socio-economic development of Japan and in cooperation for the development of the international community. Specifically, JICA plans to play a key role in achieving goals for zero hunger, health, education, water/sanitation, energy, economic growth, industry/infrastructure, sustainable cities, climate actions and forests/biodiversity.

Key Regional Initiatives

Southeast Asia and Oceania

While Southeast Asian countries have achieved high economic growth, disparities still persist within, and between, each country in the region. Given the region’s situation, JICA will address vast infrastructure needs, improve people’s connectivity through both hard and soft infrastructure, develop human resources to improve productivity and facilitate technological innovation, and work to support the formation of a peaceful and safe society. In addition, JICA will support development initiatives that are prevalent in the region, like disaster risk reduction, climate change mitigation and adaptation, and infectious disease control. Throughout its cooperation efforts, JICA will take into account its contributions to follow Japanese government policies, its commitments made at Japan-ASEAN summit meetings, as well as its partnerships with regional international organizations.

In Oceania, JICA will extend its assistance in addressing region-specific development issues in accordance with the Japanese government’s commitment at the Pacific Alliance Leaders Meeting (PALM). Priority areas will include addressing country vulnerabilities formed by natural disasters and impacts of climate change, as well as environmental issues that include waste treatment and water shortage concerns that have resulted from modernization and increasingly complex ocean issues.

South Asia

South Asia has the potential to become the center of the world’s economic growth, due to its young population and its vast consumer demands. However, the region also has the second largest impoverished population, next to Sub-Saharan Africa, and suffers from severe economic disparities, in addition to being highly vulnerable to natural disasters. Given the region’s situation, JICA will help develop foundations for the region’s economic growth, including the formation of a infrastructure, trade and investment environment; initiatives to secure the region’s peace, stability, and safety; practices to improve access to basic human needs; and methods to counter global issues like climate change and disaster risks. Throughout its cooperation efforts, JICA will take into account the needs of the region’s land-locked countries and look into ways to improve both hard and soft connectivity within the region and with other regions.

East Asia, Central Asia and the Caucasus

Since East Asia, Central Asia and the Caucasus have very strong geopolitical importance and a history of transitioning from a socialist to a market economy, it is important for JICA to help secure the region’s long-term stability and sustainable development efforts. Given the region’s situation, JICA will support initiatives to strengthen governance, industry diversification, as well as develop and strengthen infrastructure and human resource capacities. Throughout its cooperation efforts, JICA will take into account ways to improve intra- and inter-regional connectivity and resolve disparities.

Latin America and the Caribbean

While many of the countries in the region enjoy a certain extent of economic development, many of them also suffer from issues like poverty, economic and social disparities, and vulnerability to natural disasters. Given the region’s situation, JICA will support infrastructure development efforts, and initiatives like disaster risk reduction and tackling climate change, in collaboration with multinational development banks, to address global issues.

Also, JICA will continue to provide necessary support for Japanese emigrants and their decedents (Nikkei) in the region, in order to further strengthen ties between Japan and the region. Furthermore, JICA will strengthen its partnership and cooperation initiatives with Nikkei communities by providing support for Nikkei communities.

Africa

Africa is expected to form a large economy in the near future because of its rapid population growth. Therefore, continuous cooperation for Africa’s industrial development is important. However challenges persist, like fluctuation in commodity prices, the spread of infectious diseases, and the expansion of violent extremism. These challenges require cooperative solutions at the same time. Given the region’s situation, JICA, in collaboration with the private sector, will support regional infrastructure development like transport, water and sanitation, and access to energy, including renewable energy; as well as industrial development; business and investment climate development, including human resource development; and improving basic human needs. Throughout its cooperation efforts, JICA will also emphasize the three pillars of “structural transformation for sustainable economic growth and social”, “resilient and sustainable society” and “sustainable peace and stability”, which have been declared in the Tunis Declaration adopted at the Eighth Tokyo International Conference on African Development (TICAD8) on August 28, 2022. Furthermore, JICA will not only promote country-specific, but also region-wide, initiatives focusing on improving regional economic communities.

Middle East and Europe

Many countries in the region still suffer from the aftermath of Arab Spring, in addition to Syrian refugees now becoming a global issue. Under such circumstances, in addition to emergency humanitarian assistance by the international community, it is necessary to extend support to communities hosting refugees and address structural problems in the mid to long-term that triggered the crisis to begin with, like poverty and unemployment. Also in Europe, the consolidation of peace and economic development are of the utmost necessity to ensure stability in the region. Given the region’s situation, JICA will provide assistance targeting efforts to reduce social and regional disparities, develop human resources and infrastructure, improve the region’s investment environment and maintain and conserve the region’s urban areas and natural habitats. Throughout its cooperation efforts, JICA will take into account its contributions to the Japanese government’s initiative called “Inclusive assistance towards the stability of the Middle East region”.

Particularly, in dealing with Syria and other refugee issues, JICA will collaborate with neighboring countries and international organizations, and it will carefully take into consideration the balance of benefits between the citizens of host countries and the refugees.

In Europe, JICA provides emergency measures, based on the policy of the Japanese government, to Ukraine, which is facing a crisis due to the military invasion. In fiscal year 2022, JICA provided budgetary support of ¥78 billion in the form of “Emergency Economic Recovery Development Policy Loan” to the Ukrainian government. In addition, JICA has also been continuing its support for urgent recovery and reconstruction of destroyed infrastructures through various technical cooperation and a grant aid project. For instance, by technical cooperation, JICA supports the Ukrainian government to enhance capacity for detection and clearance of land mines as well as to prepare master plans on recovery and reconstruction for several severely damaged cities. By grant aid, a comprehensive package amounting to ¥75.5 billion for urgent recovery is to be provided for Ukraine, including provision of equipment for detection and clearance of mines, machines for clearance of debris of destroyed infrastructure and buildings, public transportation, energy supply, water supply and sanitation, healthcare, education, agriculture and others.

Issue-specific initiatives

Promote “Free and Open Indo-Pacific”

To realize “Free and Open Indo-Pacific” advocated by the Japanese government, JICA will provide the Indo-Pacific region with both tangible and intangible support. JICA’s support will include expanding and establishing freedom of navigation and the rule of law, improving regional connectivity by developing quality infrastructure that aligns with international standards, and providing development cooperation to support capacity building for maritime security.

Strengthen the capacity of leaders in developing countries

As a main pillar of its projects, JICA will advance the JICA Development Studies Program (JICA-DSP), launched in 2018, a program that maintains and strengthens trusted relationships between Japan and developing countries over the medium and long term. Special focus will be placed on strengthening collaboration with partner universities to provide more opportunities for international students (JICA scholars) to systematically learn about Japan’s experience of development and the importance of the rule of law. JICA will also remain committed to maintaining and developing relationships with the participants after they return to their home countries so that they can play an active role in their countries as leaders.

Strengthen healthcare and public health systems in developing countries

Aligning with former Prime Minister SUGA Yoshihide’s statement at the UN General Assembly on September 25, 2020, JICA has launched “JICA’s Initiative for Global Health and Medicine” to strengthen its work in protecting people’s lives while supporting Japan’s development policy and international efforts to achieve the pledge of “leaving no one’s health behind.” Under this initiative, JICA will take a holistic approach by focusing on prevention, precaution and treatment, and plans to provide support for infrastructural development by leveraging Japan’s experiences.

Establish a platform by enhancing domestic collaboration

JICA will strengthen its collaboration with diverse partners across Japan to address issues in developing countries, while also benefiting Japanese society. Special focus will be placed on establishing a platform to strengthen information-sharing, dialogues, and project collaborations regarding the Sustainable Development Goals (SDGs).

Promote innovation

To tackle development issues that are either new or unresolvable by using existing techniques, JICA will explore and adopt innovations. Special focus will be placed on making institutional arrangements for promoting innovations to overcome the limitations of conventional forms of cooperation and address challenges facing developing countries.

Improve strategy and external dissemination of projects

For important issues affecting the international community and Japan, JICA will undertake timely efforts to be able to make full promotional use of international forums. Special focus will be placed on contributing to (1) climate change measures, (2) human security and (3) collaboration with Japanese communities in Latin America and the Caribbean. By proactively highlighting these activities, JICA will enhance its presence in the international community.

Budget

The following table sets forth summary budget information in terms of budgeted expenses for the three main arms of operations of JICA for JFY 2022 and JFY 2023:

Budget for Three Main Arms of Operations

	JFY 2022	JFY 2023

	(in billions of yen)
Finance and Investment	¥1,921.0	¥1,894.0
Technical Cooperation	173.2	152.7
Grant Aid	226.9	163.4

Total	¥2,321.1	¥2,210.1

Note:

(1)

Occasionally current year budgets get updated during the year based on various facts and circumstances. Any changes to previously filed budgeted numbers is due to an updated budget being approved subsequent to the last filing.

Funding

Finance and Investment operations are funded in accordance with the government of Japan’s ODA commitments and carried out in line with policies implemented by the Japanese Cabinet, and JICA is authorized by statute to borrow from the Japanese government on a long-term basis or issue bonds in order to fund these operations. Over the past three fiscal years, the amount of available funding for JICA’s Finance and Investment operations under JICA’s funding plan has increased, as shown in the following table:

Finance and Investment Account Funding Plan

	JFY 2021	JFY 2022(1)	JFY 2023

	(in billions of yen)
Contribution from the government	¥47.0	¥47.1	¥47.8
Fiscal Investment and Loan Program (FILP)	678.4	1,142.7	1,268.6
Borrowing from FILP	614.4	1,024.7	1,043.1
Government-guaranteed bonds	64.0	118.0	225.5
FILP Agency Bonds(2)	140.0	80.0	80.0
Others	634.6	651.2	497.6

Total	¥1,500.0	¥1,921.0	¥1,894.0

Notes:

(1)	The amounts for JFY 2022 have been updated from prior disclosure, due to an updated budget being subsequently approved.
(2)	Refers to non-government-guaranteed domestic bonds issued pursuant to FILP.

Funding Track Record

Pursuant to JICA’s authority to issue bonds to fund its Finance and Investment operations, JICA has developed a track record of issuing bonds in both domestic and international markets.

Since December 2008, JICA has issued 74 non-government-guaranteed bonds in domestic markets, totaling ¥895 billion. The following table provides JICA’s issuance record of non-government-guaranteed bonds since June 2021:

Issuance Record of Non-Government-Guaranteed Bonds

Bond	Issue Date	Amount	Coupon	Term
		(in billions of yen)	(%)	(years)
59th	June 29, 2021	10.0	0.125	10
60th	June 29, 2021	10.0	0.457	20
61st	September 27, 2021	10.0	0.110	10
62nd	September 27, 2021	10.0	0.439	20
63rd	January 28, 2022	10.0	0.194	10
64th	January 28, 2022	7.0	0.533	20
65th	February 7, 2022	3.0	0.194	10
66th	July 22, 2022	11.0	0.374	10
67th	July 22, 2022	13.0	0.910	20
68th	September 30, 2022	7.5	0.399	10
69th	September 30, 2022	13.0	1.032	20
70th	December 23, 2022	10.0	0.559	10
71st	February 3, 2023	5.0	0.517	5
72nd	March 10, 2023	20.5	0.090	2
73rd	June 23, 2023	15.0	0.681	10
74th	June 23, 2023	10.0	1.110	20

Since November 2014, JICA has issued 8 government-guaranteed bonds in international markets, totaling $5,230 million. The following table provides JICA’s issuance record of government-guaranteed bonds:

Issuance Record of Government-Guaranteed Bonds

Bond	Issue Date	Amount	Coupon	Term
		(in millions of dollars)	(%)	(years)
1st	November 13, 2014	500	1.875	5
2nd	October 20, 2016	500	2.125	10
3rd	April 27, 2017	500	2.750	10
4th	June 12, 2018	500	3.375	10
5th	July 22, 2020	500	1.000	10
6th	April 28, 2021	580	1.750	10

Bond	Issue Date	Amount	Coupon	Term
		(in millions of dollars)	(%)	(years)
7th	May 25, 2022	900	3.250	5
8th	May 23, 2023	1,250	4.000	5

Guidelines for Environmental and Social Considerations

Although JICA’s various projects aim for social and economic development, there is a risk that such initiatives may produce negative externalities on the environment as well as on the society in the form of involuntary resettlement or infringement of the rights of indigenous peoples. In order to achieve sustainable development, the impact and externalities of every project must be assessed and any means to avoid, minimize or compensate potential negative externalities must be integrated into the project. JICA refers to this internalization of environmental and social cost into the development cost as Environmental and Social Considerations (“ESC”). JICA has set out Guidelines for ESC which set forth JICA’s responsibilities and required procedures, together with obligations of partner countries and project proponents, in order to put ESC into practice.

JICA’s partners, including host countries, borrowers and project proponents bear the primary responsibility for ESC. JICA’s role is to examine ESC undertaken by project proponents in their development projects and to provide necessary support to ensure that the appropriate ESC are put into practice and that any adverse impact is avoided or minimized to an acceptable level.

Risk Management

The operations of the Finance and Investment account involve various risks, including credit risk, market risk, liquidity risk, and operational risk. As a government agency the nature as well as the volume of risks in JICA’s operations and the ways to deal with them differ from the risks and countermeasures at private financial institutions. Nonetheless, it is essential for JICA to have appropriate risk management just as at a financial institution.

In line with the global trend of an increasing focus on risk management among financial institutions and regulators, JICA is constantly improving its risk management of the Finance and Investment Account.

More specifically, risk management of the Finance and Investment Account is identified as a managerial issue that needs to be addressed systematically and comprehensively by the organization. JICA has thus adopted a risk management policy for its operations, under which JICA identifies, measures and monitors various risks. The objective of this policy is to ensure sound and effective operations and to earn returns commensurate with risks.

JICA has established a Risk Management Committee for the Finance and Investment Account responsible for examining important issues related to integrated risk management.

JICA manages various risks associated with Finance and Investment operations as follows:

Credit Risk

Credit risk refers to the potential loss from difficulties or failure to recover credit assets due to the deteriorating financial condition of a debtor. The main area of Finance and Investment operations is lending. See “—Operations”. Consequently, the control of credit risk is a major part of JICA’s risk management. Sovereign risk in particular makes up a considerable part of the credit risk that accompanies ODA Loans.

JICA, as an official financer, evaluates sovereign risk by making full use of information gathered through communication with the governments and relevant authorities in the recipient countries, multilateral institutions such as the International Monetary Fund and the World Bank, other regional and bilateral donor organizations and private financial institutions in developed countries. With respect to PSIF, JICA assesses the risk associated with lending to private entities as well as country risk and currency risk.

Credit Rating System

JICA has established a credit rating system as part of the organization’s operating procedures. Credit ratings are the cornerstone of credit risk management, used for conducting individual credit appraisals and quantifying credit risks. Credit ratings are divided into two borrower specific categories: sovereign borrowers and non-sovereign borrowers, with the ratings updated where appropriate.

Self-Assessment of Asset Portfolio

When managing credit risks, it is important for JICA to make proper self-assessments of its loan portfolio and implement write-offs and loan loss provisions in a proper and timely manner. Based on the Financial Inspection Manual prepared by the Financial Services Agency of Japan, JICA has developed internal rules for such assessment. To ensure an appropriate checking function in this process, the first-stage assessment is conducted by the relevant departments in charge of lending and investment, and the second-stage assessment by the credit risk analysis department. An accurate understanding of asset quality is of paramount importance to the maintenance of JICA’s financial soundness and for disclosure.

Quantifying Credit Risk

In addition to individual credit risk management, JICA quantifies credit risks with a view to evaluating the risk of its overall loan portfolio. To that end, it is important to take into account the characteristics of JICA’s loan portfolio, a significant proportion of which consists of long-term loans and sovereign loans to developing and emerging countries. Also, JICA takes into account multilateral mechanisms for securing assets such as the Paris Club, which is a unique framework for debt management by official creditor countries. By incorporating these factors into the credit risk quantification model, JICA measures credit risks and utilizes data for internal controls.

The following table shows information related to JICA’s risk-monitored loans, which includes loans to debtors in legal bankruptcy, past due loans and substandard loans (consisting of loans in arrears by three months or more and restructured loans), as of the dates indicated:

Risk-Monitored Loans

	As of March 31,
	2021	2022	2023

	(in billions of yen except for ratio)
Bankrupt or De Facto Bankrupt Assets	—	—	—
Doubtful Assets	¥87	¥87	¥87
Substandard Loans	469	610	1,055
Loans in Arrears by Three Months or More	0	0	378
Restructured Loans	469	610	676

NPLs Based on the Banking Act and the Financial Reconstruction Act (A)	¥556	¥697	¥1,142

Normal Loans (B)	12,907	13,477	14,103
Total (C) = (A) + (B)	¥13,462	¥14,173	¥15,245

A / C (%)	4.13%	4.92%	7.49%

Note:

(1)

“NPLs based on the Banking Act and the Financial Reconstruction Act” are disclosed according to the “Cabinet Office Order to Partially Amend the Regulation for Enforcement of the Banking Act, etc.” (Cabinet Office Order No.3), which came into effect on March 31, 2022.

Market Risk

Market risk refers to the potential losses incurred through changes in the value of assets and liabilities resulting from fluctuations in foreign currency exchange rates and/or interest rates. JICA bears risks arising from long-term fixed rate interest loans due to the characteristics of its lending activities. On this front, JICA is enhancing its capacity to absorb interest rate risk by using capital injections from the General Account Budget of the Japanese government.

Furthermore, interest rate swaps are carried out exclusively for the purpose of hedging interest rate risk. In order to control counterparty credit risk of interest rate swaps, the market value of transactions and credit worthiness of each counterparty are constantly assessed and collateral is secured when necessary.

With the introduction of operations such as Japanese ODA Loans with the option for borrowers to repay in currencies other than yen adopted in JFY 2012 and dollar-denominated Japanese ODA Loans started from the fiscal year ended March 31, 2017, currency risks may arise from the conversion of yen-denominated loans into foreign currency-denominated loans or from general exchange rate fluctuations. Consequently, currency risk is hedged through currency swaps. Moreover, when foreign currency-denominated investments are extended in PSIF, currency risk is assumed in connection with the valuation of investments. JICA manages this currency risk through regular and continuous monitoring of exchange rate fluctuations in the currency of the country in which the counterparty is located.

Liquidity Risk

Liquidity risk may result from a deterioration of JICA’s credit or to an unexpectedly large increase in expenditures or an unexpectedly large decrease in revenues. JICA adopts various measures to avoid liquidity risk through management of its cash flow. This includes efforts to secure multiple sources of funds such as agency bonds and borrowing under fiscal investment and loan programs established by JICA.

Operational Risk

Operational risk refers to potential losses stemming from work processes, personnel activities, improper systems or other external events. JICA manages the operational risk as part of the efforts to promote its compliance policy.

Board Members

The names, current positions and previous positions of executive officers and auditors as of July 1, 2023 are as follows:

Executive Officers and Auditors

Title	Name	Date of appointment	Previous Position
President	TANAKA Akihiko	April 1, 2022	President, the National Graduate Institute for Policy Studies (GRIPS), Japan
Executive Senior Vice President	YAMADA Junichi	May 23, 2020	Senior Vice President, JICA
Senior Vice President	YOKOYAMA Tadashi	October 1, 2019 (Reappointment)	Deputy Vice Minister for international affairs, Ministry of Finance
Senior Vice President	NAKAZAWA Keiichiro	May 23, 2020 (Reappointment)	Director General, Operations Strategy Department, JICA
Senior Vice President	SHIBATA Hironori	July 1, 2020 (Reappointment)	Deputy Director-General for International Trade Policy of the Trade Policy Bureau, Ministry of Economy, Trade and Industry of Japan
Senior Vice President	ONODERA Seiichi	July 1, 2021 (Reappointment)	Counselor for Global Strategies, Minister’s Secretariat, Ministry of Land, Infrastructure, Transport and Tourism
Senior Vice President	IMOTO Sachiko	October 1, 2021	Director General, Office of Media and Public Relations, JICA
Senior Vice President	ANDO Naoki	October 1, 2022	Director General, Operations Strategy Department, JICA
Senior Vice President	MIYAZAKI Katsura	October 1, 2022	Director General, Governance and Peacebuilding Department, JICA
Senior Vice President	IKURA Yoshinobu	December 1, 2022	Director General, Human Resources Department, JICA
Auditor	SANO Keiko	July 1, 2022	Director General, Economic Development Department, JICA
Auditor	SEKIGUCHI Noriko	July 1, 2022	Outside Auditor, Ryoden Corporation(4)
Auditor	AKAHANE Takashi	December 1, 2022	Managing Partner at Anderson Mori & Tomotsune(4)

Notes:

(1)	Senior vice presidents and auditors are listed in the order of their appointment.
(2)

Number of executive officers and auditors: Pursuant to Article 7 of the JICA Act, there shall be one president and three auditors, and there may be one executive senior vice president and up to eight senior vice presidents.

(3)

Terms of office of executive officers and auditors: Pursuant to Article 21 of the Act on General Rules for Incorporated Administrative Agencies, the term of office of the president is from the date of appointment until the last day of the mid-term plan currently in effect at the time of the appointment, and the term of office of each auditor is from the date of appointment until the date that the audited financial statements covering the final fiscal year of the mid-term plan for which such auditor is responsible are approved. Pursuant to Article 9 of the JICA Act, the term of office of the executive senior vice president, if any, is four years, and the term of office of the senior vice presidents, if any, is two years.

(4)	Continues to concurrently hold this position.

Employees

JICA employed 1,968 full-time employees across the Headquarters in Tokyo, 15 domestic offices and 98 overseas offices as of January 2023.